AB VF 2-7-02



02005157

UNITED STATES
[SECURITIE]S AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 44662

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2000 (MM/DD/YY) AND ENDING October 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Simmers Capital Management Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11001 N. Black Canyon Highway, Suite 180
(No. and Street)

Phoenix, Arizona 85209
(City) (State) (Zip Code)

RECD S.E.C.
FEB 01 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Simmers, CEO (602) 943-1965
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tess L. Ridgway
(Name — *if individual, state last, first, middle name*)

10905 N. 107th Way, Scottsdale, Arizona 85259
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB VX

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David A. Simmers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Simmers Capital Management Corporation, as of October 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Notary Public State of Arizona
Maricopa County
Merle M Hayashi
Expires July 25, 2003

[signature]
Notary Public

[signature]
Signature

CEO
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIMMERS CAPITAL MANAGEMENT CORPORATION
(An Arizona Corporation)

ANNUAL FINANCIAL STATEMENTS
(Audited)

FOR THE YEAR ENDED OCTOBER 31, 2001
(With Comparative Totals for 2000)

Tess L. Ridgway
Certified Public Accountant

10905 N. 107th Way
Scottsdale, Arizona 85259
(480) 614-8008

Tess L. Ridgway, CPA
10905 N. 107th Way
Scottsdale, AZ 85259
480-614-8008 ~ fax 480-614-8668 ~ cell 602-885-5510 ~ email tessridgw@aol.com

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Simmers Capital Management Corporation

I have audited the accompanying balance sheet of Simmer Capital Management Corporation (an Arizona corporation) as of October 31, 2001, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the entity's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U. S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simmers Capital Management Corporation as of October 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Tess L. Ridgway
Certified Public Accountant

Scottsdale, Arizona
December 27, 2001

SIMMERS CAPITAL MANAGEMENT CORPORATION
BALANCE SHEET
October 31, 2001 and 2000

	2001	2000
ASSETS		
Current Assets		
Cash on Hand and In Banks	$ 135,618	$ 45,002
Certificate of Deposit	170,985	120,420
Commissions Receivable	652,361	663,910
Prepaid Insurance	2,342	1,966
Prepaid Fees	2,458	2,920
Prepaid Income Tax	800	800
Employee Notes Receivable	27,361	1,924
Capital Contributions Receivable	87,681	87,681
Total Current Assets	1,079,606	924,623
Property and Equipment		
Furniture and Fixtures	58,722	55,351
Office Equipment	35,553	34,439
Leasehold Improvements	3,036	3,036
Less: Accumulated Depreciation	(51,374)	(36,872)
Total Property and Equipment, Net	45,937	55,954
Other Assets		
Refundable Deposits	17,168	17,168
Club Membership	-	18,075
Deferred Tax Benefit	8,787	16,703
Total Other Assets	25,955	51,946
TOTAL ASSETS	$ 1,151,498	$ 1,032,523

The accompanying Notes are an integral part of these financial statements.

SIMMERS CAPITAL MANAGEMENT CORPORATION
BALANCE SHEET
October 31, 2001 and 2000

	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 22,133	$ 12,873
Credit Cards Payable	126,376	121,563
Commissions Payable	132,268	199,173
Deferred Income Tax Liability - Current	1,120	163
Note Payable - Furniture - Current Portion	3,420	3,415
Note Payable - Related Party	30,300	-
Accrued and Withheld Payroll Taxes	982	718
Total Current Liabilities	316,599	337,905
Long Term Liabilities		
Line of Credit	119,904	1,213
Note Payable - Furniture	10,240	13,660
Total Liabilities	446,743	352,778
Shareholders' Equity		
Capital Stock		
Authorized 100,000,000 shares, No Par		
Issued and Outstanding 1,381,000 shares	314,795	314,795
Paid in Capital	12,006	12,006
Retained Earnings	377,954	352,944
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,151,498	$ 1,032,523

SIMMERS CAPITAL MANAGEMENT CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED OCTOBER 31, 2001 AND 2000

	2001 AMOUNT	% TO INCOME	2000 AMOUNT	% TO INCOME
Income				
Commissions	$ 1,767,398	100.0%	$ 1,932,050	100.0%
Operating Expenses:				
Selling Expenses				
Salaries and Commissions Paid	444,906	25.2%	655,853	33.9%
Officers' Salaries and Commissions	390,096	22.1%	515,280	26.7%
Payroll Taxes	74,032	4.2%	89,959	4.7%
Advance Defaults	24,970	1.4%	-	0.0%
Employee Benefits	32,637	1.8%	30,772	1.6%
Travel	19,000	1.1%	35,644	1.8%
Insurance and Bonds	2,739	0.2%	6,652	0.3%
Regulatory Fees	2,505	0.1%	2,460	0.1%
Licensing Fees	51,116	2.9%	-	0.0%
Membership Dues	7,102	0.4%	6,803	0.4%
Total Selling Expense	1,049,103	59.4%	1,343,423	69.5%
Administrative Expense - See Schedule				
Office and Postage	51,948	2.9%	53,388	2.8%
Advertisiing and Promotion	152,674	8.6%	115,584	6.0%
Printing	10,943	0.6%	12,833	0.7%
Depreciation	14,502	0.8%	12,396	0.6%
Interest Expense	22,686	1.3%	12,674	0.7%
Professional Services	36,360	2.1%	21,893	1.1%
Telephone	50,827	2.9%	47,025	2.4%
Staff Training	35,190	2.0%	35,945	1.9%
Rent	260,112	14.7%	239,131	12.4%
Equipment Rental and Maintenance	44,730	2.5%	59,523	3.1%
Total Administrative Expenses	679,972	38.5%	610,392	31.6%
Total Operating Expenses	1,729,075	97.8%	1,953,815	101.1%
Net Profits (Loss) from Operations	38,323	2.2%	(21,765)	-1.1%

The accompanying Notes are an integral part of these financial statements.

SIMMERS CAPITAL MANAGEMENT CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED OCTOBER 31, 2001 AND 2000

	2001	2000
Other Income and Expenses		
Loss on Disposition of Assets	(18,075)	(9,436)
Interest Income	14,610	11,771
	(3,465)	2,335
Profit (Loss) Before Taxes	34,858	(19,430)
Current Tax Expense	(1,120)	(850)
Deferred Tax Benefit (Provision)	(8,728)	26,203
Net Income	25,010	5,923
Beginning Retained Earnings	352,944	347,021
Ending Retained Earnings	$ 377,954	$ 352,944

The accompanying Notes are an integral part of these financial statements.

SIMMERS CAPITAL MANAGEMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2001 and 2000

	2001	2000
Operating Activities		
Net Income from Operations	$ 25,010	$ 5,923
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	14,502	12,396
Loss on abandonment of assets	18,075	9,436
Increase/(Decrease) in deferred taxes	8,873	(26,203)
Changes in operating assets and liabilities		
(Increase)/Decrease in commissions receivable	11,549	(21,744)
(Increase)/Decrease in employee advances	(25,437)	(1,108)
(Increase)/Decrease in prepaid expenses	86	9,738
(Increase)/Decrease in refundable deposits	-	(1,829)
Increase/(Decrease) in accounts and credit cards payable	14,073	47,766
Increase/(Decrease) in commissions payable	(66,905)	18,994
Increase/(Decrease) in accrued and withheld payroll taxes	264	586
Increase/(Decrease) in short term notes payable	5	-
Net cash provided/(used) by operating activities	95	53,955
Net Cash used in Investing Activities		
Increase in Investment in Certificate of Deposit	(50,565)	(120,420)
Purchase of new furniture	(4,485)	(24,946)
Net cash provided/(used) by investing activities	(55,050)	(145,366)
Financing Activities		
Decrease in Stock Subscriptions Receivable	-	1,548
Proceeds from Debt	148,991	18,288
Payments of Debt	(3,420)	
Net cash provided/(used) by financing activities	145,571	19,836
Increase (Decrease) in Cash	90,616	(71,575)
Cash at Beginning of Year	45,002	116,577
Cash at End of Year	$ 135,618	$ 45,002

	Paid in Current Year	*Paid in Prior Year*
Income Tax	*$ 975*	*$ 850*
Interest Expense	*$ 22,686*	*$ 12,674*

For purposes of this statement, cash includes bank accounts but does not include the certificate of deposit.

The accompanying Notes are an integral part of these financial statements.

SIMMERS CAPITAL MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2001

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information

Simmers Capital Management Corporation is an Arizona corporation that was incorporated in February 1989 and became a registered broker dealer and member of NASD in May 1992. The Company's securities business consists of the sale of mutual funds and variable contracts to the public.

Method of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. Financial statement items are recorded at historical cost and involve the utilization of estimates. Therefore, balance sheet amounts do not necessarily represent current values.

Revenue Recognition

Commission revenue consists of commissions earned through the sale of mutual fund shares and variable contracts. Expenses related directly to commissions earned are classified as selling expenses.

Property, Equipment and Depreciation

Acquisitions of depreciable property are carried at cost or net book value, whichever applies, plus those costs incurred to bring the assets to service. The straight-line method is used to depreciate all capitaliseable assets for financial statement purposes. Any subsequent disposition of property is recognized as gain or losses in the income statement as a separate line item after net profit from operations. Depreciation charged to cost and expense in the fiscal years ended October 31, 2001 and 2000 was $14,502 and $12,396 respectively.

Income Tax

The Company provided for deferred income taxes resulting from timing differences relating to non-deductible accrued expenses and to the use of the straight-line method of depreciation for financial statement reporting purposes versus the accelerated methods allowed for income tax reporting purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Advertising

The Company expenses advertising costs as they are incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SIMMERS CAPITAL MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2001

NOTE 2 CASH ON HAND AND IN BANKS

	2001	2000
Checking Account, Bank One	$ -0-	$ 43,208
Savings Account, Bank One	-0-	794
Checking Account, Bank of America	106,257	1,000
Money Market Account, Bank of America	20,864	-0-
	$ 127,121	$ 45,002

NOTE 3 COMMISSIONS RECEIVABLE

Commissions are receivable from dealers of various securities based upon a percentage of sales. All are current in nature and are considered to be collectible. Accordingly, no allowance for doubtful accounts is maintained and no related bad debt expense is accrued on the income statement.

NOTE 4 LEASES

The Company is liable under the following leases:

LSF Presidio Investment I LLC, Phoenix, Arizona, $6,045 per month from March 1, 1998 through January 31, 2002. Renewed for 36 months effective February 2002. Each January 1st during the term of the lease, the rent will be adjusted based on the Consumer Price Index. For the twelve-month period ending February 29, 2001, the base rent is $6,413.

Stanplace, Denver, Colorado. $3,789 per month base rent from April 1, 2000 to April 30, 2005.

Merit 99 Office Portfolio L.P., Dallas, Texas. 60-month lease from June 1, 1998 with rent increase, as follows: June 1, 1999 to May 31, 2000 $3,202; then $3,283, $3,375 and $3,462 for the three respective twelve-month periods.

U.S. Office One, L.P., Tampa, Florida for 36 months beginning December 1, 1998. $3,534 per month December 1, 1999 through November 30, 2000 and $3,729 per month December 1, 2000 through November 30, 2001.

1100 Corporation, Atlanta, Georgia. For 60 months from October 1, 2000. $3,861 per month October 1, 2000 through September 30, 2001, then a 3% increase per year for the next four years.

SIMMERS CAPITAL MANAGEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2001

NOTE 8 RELATED PARTY TRANSACTIONS

The Company has a note payable to a shareholder including accrued interest at 10% per annum. The balance of the note at October 31, 2001 is $30,300.

SIMMERS CAPITAL MANAGEMENT CORPORATION
(An Arizona Corporation)

SUPPLEMENTAL REPORTS
(Schedules One through Five)

FOR THE YEAR ENDED OCTOBER 31, 2001

SCHEDULE ONE

SIMMERS CAPITAL MANAGEMENT CORPORATION
STATEMENT OF NET CAPITAL REQUIREMENT
OCTOBER 31, 2001 AND 2000

	2001	2000
Computation of Net Capital		
Total Ownership Equity	$ 704,755	$ 679,745
Non-Allowable Ownership Equity/Haircuts	(502,952)	(628,048)
Total Qualified Equity per Net Capital	201,803	51,697
Computation of Basic Net Capital Requirements		
Qualified Net Capital	201,803	51,697
Minimum Dollar Net Capital Requirement	(29,708)	(23,530)
Excess/(Deficient) Net Capital	172,095	28,167
Reconciliation of Net Capital		
Net Capital per Report Form X-17A-5	202,929	59,272
Assets Under/(Over) - Stated	(12,234)	6,938
Debt (Under)/Over - Stated	(957)	(7,576)
Retained Earnings Over/(Under) - Stated	12,065	(6,937)
Reconciled Increase/(Decrease)	(1,126)	(7,575)
Net Capital per X-17A-5 and Audit Report	$ 201,803	$ 51,697

Computation for Determination of Reserve Requirement per Rule 15c

Simmers Capital Management Corporation operates under SC K-23 Exemption to alternate net capital requirements of Rule 15c3-3.

Computation of Aggregate Indebtedness

	2001	2000
Trade Accounts Payable	$ 148,509	$ 134,436
Commissions Payabble	132,268	199,173
Payroll Taxes Payable	982	718
Notes Payable	163,864	18,288
Total Aggregate Indebtedness	$ 445,623	$ 352,615
Percentage of Aggrgate Indebtedness to Net Capital	220.82%	682.08%

Schedule Two, continued

Management Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at October 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.



Tess L. Ridgway
Certified Public Accountant

Scottsdale, Arizona
December 27, 2001

SCHEDULE THREE

SIMMERS CAPITAL MANAGEMENT CORPORATION
NASD GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED OCTOBER 31, 2001

The National Association of Securities Dealers assessment for the fiscal year ended October 31, 2001 was as follows:

Assessment	Fiscal Year Ended	Date Paid	Amount
General renewal	October 31, 20001	February 5, 2001	$2,460
Final adjustment			-0-
	2001 Assessment		$2,460

The assessment for the fiscal year previously mentioned was mailed to

NASD
1735 K Street N.W.
Washington, D.C.20006

SCHEDULE FIVE

SIMMERS CAPITAL MANAGEMENT CORPORATION
SIPC SUPPLEMENTAL REPORT
FFOR THE YEAR ENDED OCTOBER 31, 2001

Simmers Capital Management Corporation is entitled to the SIPC-3 exclusion pursuant to SIPA Section 78c(3)(2)(A)(ii). A Certification of Exclusion from membership was filed with the Securities Investor Protection Corporation, 805 15th Street N.W., Suite 800, Washington, D.C. The Certification is dated January 5, 1999.



Tess L. Rdigway
Certified Public Accountant

Scottsdale, Arizona
December 27, 2001